Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,								YTD June 30,
	2013		2014	2015		2016		2017	2018
Earnings
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$16,344		$13,205	$3,115		$20,545		$(47,226)	$(119,376)
Add: Fixed charges	3,442		3,947	4,536		5,165		6,073	2,466
Less: Capitalized Interest	—		(26)	(157)		(105)		—	—
Preference security dividends	—		—	—		—		(46)	(53)
Total earnings	$19,786		$17,126	$7,494		$25,605		$(41,199)	$(116,963)

Fixed charges
Interest expensed and capitalized	$113		$65	$297		$982		$2,937	$1,269
Portion of rental expense under operating leases deemed to be representative of the interest factor	3,329		3,882	4,239		4,183		3,090	1,144
Preference security dividend requirements of consolidated subsidiaries	—		—	—		—		46	53
Total fixed charges	$3,442		$3,947	$4,536		$5,165		$6,073	$2,466
Ratio of earnings to combined fixed charges and preferred stock dividends	5.7	x	4.3	1.7	x	5.0	x	N/A	N/A
Deficiency of earnings to combined fixed charges and preferred stock dividends	N/A		N/A	N/A		N/A		$(47,272)	$(119,429)